Exhibit 1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

January 10, 2013

<u>Via Overnight Delivery</u>

Mr. Chad F. Hesse
Vice President, General Counsel and
Secretary
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

Re: <u>Shareholder Nomination</u>

Dear Mr. Hesse:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby nominates Robert S. Prather, Jr. as a nominee for election as director to the Board of Directors of Diebold, Incorporated ("the Company") at the Company's 2013 Annual Meeting of Shareholders.

In accordance with the Company's code of regulations, amended and restated as of May 10, 2007, we provide the following information concerning Mr. Robert S. Prather, Jr.

1. The nominee's full name, age, principal occupation and employer.

    Robert S. Prather, Jr., 68. President & Chief Operating Officer, Gray Television, Inc.

2. The nominee's business address and telephone number.

    Gray Television, Inc., 4370 Peachtree Road, NE, Atlanta, GA, 30319.
    (404) 504-9828

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Mr. Prather has been the President and Chief Operating Officer of Gray Television, Inc., a television broadcast company, since September 2002. He was an Executive Vice President of Gray Television, Inc. from 1996 until September 2002. Mr. Prather is also a director of Gray Television, Inc. He has served as Chairman of the Board at Southern Community Newspapers, Inc., a publishing and communication company, since December 2005. Mr. Prather has been director of GAMCO Investors, Inc., an asset management company, since May 2004 and serves as the lead independent director. He

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

served as Chief Executive Officer and director of Bull Run Corporation, a sports and affinity marketing and management company, from 1992 until its merger into Triple Crown Media, Inc. in December 2005. Mr. Prather served as a director of Draper Holdings Business Trust, a business trust company, from 2008 through December 2012. He has also served as a director of Ryman Hospitality Properties, Inc., a hospitality and entertainment company, since 2009.

GAMCO believes that Mr. Prather's qualifications to serve on the Board of Directors include his position as President and Chief Operating Officer of Gray Television, Inc. and his experience as a director of other public and private companies.

A copy of Mr. Prather's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Prather and the Company, directly or indirectly, and that Mr. Prather would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Prather does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Prather's written consent letter is enclosed (Exhibit B).

   Mr. Prather is a director of GAMCO Investors, Inc. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. Mr. Mario J. Gabelli serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors, Inc.

In addition, GAMCO provides the following information.

2



GAMCO
ASSET MANAGEMENT

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of January 9, 2013, GAMCO was the beneficial owner of 3,536,358 shares of the Company's common stock, representing 5.59% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 8, 2013, is enclosed (Exhibit C).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Prather or others pursuant to which Mr. Prather is being recommended by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 4.01% of the common stock of Gray Television, Inc., 1.76% of the Class A common stock of Gray Television, Inc., and 11.82% of the common stock of Ryman Hospitality Properties Inc., for which Mr. Prather serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of the corporation entitled to vote required to elect such nominee or nominees (the "Nomination Solicitation Notice").



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

GAMCO at this time does not intend to deliver a proxy statement and form of proxy. GAMCO reserves the right to adhere to the procedures set forth in the Company's code of regulations regarding such intention.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Diebold, Incorporated requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Prather to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

4

Exhibit A

GRAY
Television, Inc.

ROBERT S. PRATHER, JR.

Vice-President Corporate Development (Mergers/Acquisitions) - Fuqua Industries - 1969 - 1980
    Group Television Owner
Chairman of Board - Phoenix Corp., 1980-1992
    Privately Owned Metals Service Center
Board of Director and Advisory Board Member – Swiss Army Brands 1995-2011
President - Chief Operating Officer - Gray Television, 1996 - Present
Chairman of the Board - Georgia World Congress Center Authority Board of Governors
    1998-2000, 2008 - Authority Member from 1994 through 2011
Chairman of the Board – Southern Community Newspapers, Inc., 2005 - Present

Member Board of Directors:
    GAMCO Investors, Inc.
    Gray Television, Inc.
    Ryman Hospitality Properties, Inc.
    Southern Community Newspapers, Inc.

Member:
    Young Presidents' Organization, 1980 – 1993
    Active in Youth Sports, Pop Warner
    Football and Little League Baseball
    World President's Organization, 1993 – Present

Bachelor of Science - Industrial Management, BSIM - Georgia Tech - Atlanta 1967
Master of Science - Industrial Management, MSIM - Georgia Tech - Atlanta 1969
YPO – Harvard University
Graduate Executive Seminar - 1990

Two Sons –
    Robert Scott Prather, III
    Randall Stephen Prather

Born October 13, 1944, Emory Hospital, Atlanta, Georgia and lifelong resident.

Exhibit B

January 9, 2013

Mr. Chad F. Hesse
Vice President, General Counsel and
Secretary
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

Re: Director Nomination

Dear Mr. Hesse:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Diebold, Incorporated. I hereby consent to being named as a nominee and to serving as a Director if elected.

Sincerely,



Robert S. Prather, Jr.

Exhibit C

Most recent Schedule 13D amendment, filed on January 8, 2013 (complete filing available on EDGAR).

Exhibit 2



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

January 10, 2013

Mr. Chad F. Hesse
Vice President, General Counsel and
Secretary
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

Dear Mr. Hesse:

GAMCO Asset Management Inc. ("GAMCO") hereby gives written notice to Diebold, Incorporated ("Issuer") that it desires that the voting for the election of directors be cumulative at the upcoming 2013 Annual Meeting of Shareholders.

As of January 9, 2013, GAMCO beneficially owned 3,536,358 shares of common stock of Diebold, Incorporated.

This letter is submitted in a good faith effort to satisfy the Issuer's requirements. Should this letter be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured.

Sincerely,

David Goldman
General Counsel

DG/gm